UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

365 Bay Street, Suite 800

Toronto, Ontario M5H 2V1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 8, 2022, Flora Growth Corp., a corporation organized under the laws of the Province of Ontario (“Flora” or the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “Investors”) in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of 12,500,000 of the Company’s common shares, no par value per share (the “Common Shares” and, such number of Common Shares issued and sold in the Offering, the “Offered Shares”), and warrants (the “Investor Warrants”) to purchase up to 12,500,000 of Common Shares (the “Investor Warrant Shares”), at a combined purchase price of $0.40 per Offered Share and associated Investor Warrant to purchase one Common Share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-267585) and a related base prospectus, together with the related prospectus supplement dated as of December 8, 2022 (such registration statement, prospectus and prospectus supplement, collectively, the “Registration Statement”), filed with the Securities and Exchange Commission. The Investor Warrants are exercisable at a price of $0.40 per Common Share, exercisable immediately upon issuance and for a period of five years from the issuance date.

A.G.P./Alliance Global Partners (“A.G.P.”) acted as placement agent in connection with Offering, and in consideration therefor the Company agreed to register and issue to A.G.P.  warrants (the “Placement Agent Warrants”, and together with the Investor Warrants, the “Warrants”) to purchase up to 500,000 Common Shares (the “Placement Agent Warrant Shares”, and together with the Investor Warrant Shares, the “Warrant Shares”) pursuant to the Registration Statement.  The Placement Agent Warrants are exercisable at a price of $0.44 per Common Share, exercisable on or after the 181st day immediately following the date of issuance and for a period of five years from the issuance date. In addition, the Company agreed to pay A.G.P. an aggregate cash fee equal to 7.0% of the gross proceeds raised in the Offering. The Company will also reimburse A.G.P. for legal fees and other reasonable and documented out-of-pocket expenses incurred in connection with the Offering of $50,000 as well as for non-accountable expenses of $15,000.

The net proceeds from the Offering were approximately $4.5 million after deducting A.G.P.’s fees and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for capital expenditures, to increase operating capacity, working capital and general corporate purposes.

The Securities Purchase Agreement includes customary representations, warranties and covenants by the Company and the Investors.  Additionally, the Company has agreed to provide the Investors with customary indemnification under the Securities Purchase Agreement against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In connection with the Offering, the Company also amended the terms of the warrants issued to the Investors in the November 2021 public underwritten offering to reduce the exercise price of such warrants to $0.40.

The closing of the issuance of the Offered Shares, the Investor Warrants and the Placement Agent Warrants occurred on December 13, 2022.

The Company also issued a press release announcing the pricing of the Offering on December 9, 2022, which is attached hereto as Exhibit 99.1.

The foregoing description of the Securities Purchase Agreement, the Investor Warrants and the Placement Agent Warrants is only a summary and is qualified in its entirety by reference to the complete text of the form of Securities Purchase Agreement, the form of Investor Warrant and the form of Placement Agent Warrant, copies of which are attached as Exhibit 1.1. Exhibit 4.1 and Exhibit 4.2, respectively, to this Report on Form 6-K and are incorporated by reference herein and into the Company’s registration statement on Form F-3 (File No. 333-267585), filed with the Securities and Exchange Commission.

Copies of the opinion of Wildeboer Dellelce LLP regarding the validity of the Offered Shares and the Warrant Shares and the opinion of Greenberg Traurig, LLP regarding the validity of the Warrants are filed as Exhibit 5.1 and Exhibit 5.2, respectively, to this Report on Form 6-K and are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-267585), filed with the Securities and Exchange Commission.

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Exhibit Index

Exhibit No.

1.1*	Form of Securities Purchase Agreement.

4.1	Form of Investor Warrant.

4.2	Form of Placement Agent Warrant.

5.1	Opinion of Wildeboer Dellelce LLP.

5.2	Opinion of Greenberg Traurig, LLP.

23.1	Consent of Wildeboer Dellelce LLP (set forth in Exhibit 5.1).

23.2	Consent of Greenberg Traurig, LLP (set forth in Exhibit 5.2).

99.1	Press Release issued by Flora Growth Corp. on December 9, 2022 with respect to the Offering.

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

Date: December 13, 2022	By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

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